Correspondence

 HANGOVER JOE'S HOLDING CORPORATION
 9457 S. University #349
Highlands Ranch, Colorado 80126

March 20, 2014

Via Edgar
Tom Kluck, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           Hangover Joe’s Holding Corporation
Preliminary Information Statement on Schedule 14C
Filed January 3, 2014
File No. 000-52533

Mr. Kluck:

    The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 14, 2014 (the “Comment Letter”) relating to the Preliminary Information Statement on Schedule 14C filed February 3, 2014, (the “Preliminary 14C”), of Hangover Joe’s Holding Corporation (the "Company").  We have made revisions to the Preliminary 14C in response to the Comment Letter.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.  Please explain to us how you obtained the majority shareholder vote in favor of your proposal.  Your explanation should identify the shareholders who voted in favor of the proposal, indicate the amount and percent of shares held by each of these shareholders and discuss how you solicited their votes.  Please also explain why you were not require to solicit the votes of such shareholders with a proxy statement on Schedule 14A.

Response

While we are aware that public companies may not solicit shareholders unless the public company fulfills the requirement that it solicit the votes of such shareholders with a proxy statement on Schedule 14A, here, the four individuals who voted to increase the Company’s authorized shares of common stock were comprised of:

(i)
two officers and directors of the Company, Shawn Adamson, the Company's Chief Sales and Marketing Officer, and Michael Jaynes, the Company's Chairman (the "Officers / Directors").  Mr. Adamson holds 30,647,636 (22.2%) shares of common stock and Mr. Jaynes holds 30,647,636 (22.2%) shares of common stock;

(ii)	a former director of the Company, Michael Malm (“Malm"), who continues to be involved in the operations of the Company. Malm holds 3,064,763 (2.2%) shares of common stock; and

(iii)
a business partner of the Company, Gene Gilstrap (the "Gilstrap"), that is involved in corporate advisory, financing, product development, concept development and distribution.  Mr. Gilstrap is actively involved in the Company.  Mr. Gilstrap holds 10,275,000 (7.4%) shares of common stock.  Mr. Gilstrap is also a significant investor in the Company. Mr. Gilstrap has been engaged to introduce new nutraceutical  and sports drinks for the Company to market.  In addition, Mr. Gilstrap has been granted the rights to develop Hangover Joe’s restaurants and bars as well as the rights to develop a TV show.  Mr. Gilstrap, upon investing in the Company, was aware that the Company would need to increase it authorized shares of common stock and volunteered to approve any such increase. Mr. Gilstrap was not solicited but recognized the need to increase the authorized shares of common stock and volunteered to approve the increase.

The Officers / Directors and Malm were not solicited by the Company by virtue of their current and previous positions with the Company as well as their continued direct involvement in the Company’s operations. Further, Mr. Gilstrap, due to his in depth involvement with the Company as well as his investment, was not solicited by the Company.  Accordingly, we are eligible to utilize Schedule 14c.

2.  We note that your information statement references several prior securities transactions, including the TCA transaction, the sale of Series C preferred shares and the JMJ Financial transaction.  Please advise us of the exemptions claimed and the facts relied upon to make the exemptions available for each of these transactions.

Response

With respect to the referenced transactions, the  Company  claims an  exemption  from the  registration  requirements  of the Securities  Act of 1933,  as amended  (the "Act"), under Section 4(2) of the Act and/or Rule 506 promulgated under the Act.  Each of the investors were accredited investors as defined in Rule 501 of Regulation D promulgated under the Act.  They each provided representations to this effect.  Further, the investors had access to information about the Company  and their  investment,  took the  securities  for investment and not resale, and the Company took appropriate measures to restrict the transfer of the securities.

We have revised the Preliminary 14C accordingly.  Please see the last paragraph on page 7 of the information statement.

3.  Based on your disclosure, it appears that some of the common shares being authorized with your proposal will be issued upon conversion of certain outstanding securities.  Please revise your information statement to include the disclosure required by Item 12 on Schedule 14A or advise.

Response

The Preliminary 14C has been revised accordingly.  Please note, on page 6 under the description of plans, arrangements, commitments or understandings, we removed the description of the financing entered with TCA Global Credit Master Fund (“TCA”) and the description of the Series B Preferred, Series C Preferred and the Series D Preferred. The debt arrangement entered with TCA is not convertible into shares of common stock.  Further, the Series B Preferred Shares issued to TCA were subsequently redeemed.  Finally, there are no Series B, Series C or Series D Preferred Shares outstanding at this time.  As such, we believe it is best to remove the disclosure to avoid confusion.  In addition to the terms of the JMJ Note and the Asher Note, we have revised the disclosure to include the number of shares of common stock that are issuable upon conversion of the notes in full at today’s current market price.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

 /s/ Matthew Veal
Matthew Veal, Interim Chief Executive Officer